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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*

                                  TheStreet.Com
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88368Q103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]  Rule 13d-1(b)

   [ ]  Rule 13d-1(c)

   [X]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)                     Page 1 of 12 pages

                                  SCHEDULE 13G

ISSUER: TheStreet.Com                                      CUSIP NO.: 88368Q103

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, L.L.C.)
       13-337-6808
--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  ...................................................................

        (b)  ...................................................................
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
  Number of Shares      5. Sole Voting Power        1,474,780
  Beneficially Owned    --------------------------------------------------------
  by Each Reporting     6. Shared Voting Power
  Person With:          --------------------------------------------------------
                        7. Sole Dispositive Power   1,474,780
--------------------------------------------------------------------------------
                        8. Shared Dispositive Power
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person    1,474,780
--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)       .7%
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
CO

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------


SEC 1745 (3-98)                     Page 2 of 12 pages

                                  SCHEDULE 13G

ISSUER: TheStreet.Com                                      CUSIP NO.: 88368Q103

ITEM 1.

PRELIMINARY NOTE: The information contained in this Schedule 13G is hereby amended to reflect a change in the name and Controlling Persons of the Reporting Person as well as a decrease in the Reporting Person's percentage of the Issuer's voting securities which as a result of such decrease, the Reporting Person owns less than 1% of the Issuer's Voting Securities.

     (a)      NAME OF ISSUER:

              TheStreet.Com

     (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              2 Rector Street
              New York, NY  10006

ITEM 2.

     (a)      NAME OF PERSON FILING:

              J.P. Morgan Partners (SBIC), LLC

              Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

     (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              1221 Avenue of the Americas
              New York, New York  10020

     (c)      CITIZENSHIP:

              Delaware

     (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

              Common Stock

     (e)      CUSIP NUMBER:
              88368Q103

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR
         240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.  OWNERSHIP

     (a)      AMOUNT BENEFICIALLY OWNED:

              1,474,780

     (b)      PERCENT OF CLASS:

              .7% (as of December 31, 2000)


SEC 1745 (3-98)                     Page 3 of 12 pages

                                  SCHEDULE 13G

ISSUER: TheStreet.Com                                      CUSIP NO.: 88368Q103


     (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i)   1,474,780
              (ii)  Not applicable.
              (iii) 1,474,780
              (iv)  Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the benficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Affiliates of the Reporting Person are parties to certain co-investment arrangements with Flatiron, an Affiliate of another Stockholder of the Issuer pursuant to which the parties thereto have agreed to develop and manage a venture capital investment program for the purpose of making private investments, primarily in the securities of early stage companies in the internet area (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron entities receiving the equivalent of a standard carried interest from the J.P. Morgan entities. Upon the occurrence of certain contingencies that are outside of the control of the J.P. Morgan entities, certain J.P. Morgan entities may acquire a pecuniary interest in the investments made by the Flatiron entities. None of the J.P. Morgan entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron entities.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

ITEM 10. CERTIFICATION

              Not applicable


SEC 1745 (3-98)                     Page 4 of 12 pages

                                  SCHEDULE 13G

ISSUER: TheStreet.Com                                      CUSIP NO.: 88368Q103

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                                          J.P. MORGAN PARTNERS (SBIC), LLC

                                          By: /s/ Jeffrey C. Walker
                                              ----------------------------------
                                              Name:  Jeffrey C. Walker
                                              Title: President











SEC 1745 (3-98)                     Page 5 of 12 pages

                                  SCHEDULE 13G

ISSUER: TheStreet.Com                                      CUSIP NO.: 88368Q103

                                  EXHIBIT 2(a)

Item 2.  Identity and Background.

                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.








SEC 1745 (3-98)                     Page 6 of 12 pages

                                  SCHEDULE 13G

ISSUER: TheStreet.Com                                      CUSIP NO.: 88368Q103

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                             EXECUTIVE OFFICERS(1)

President                               Jeffrey C. Walker*
Executive Vice President                Mitchell J. Blutt, M.D.*
Executive Vice President                Arnold L. Chavkin*
Executive Vice President                John M.B. O'Connor*
Managing Director                       John R. Baron*
Managing Director                       Christopher C. Behrens*
Managing Director                       David S. Britts*
Managing Director                       Rodney A. Ferguson*
Managing Director                       David Gilbert*
Managing Director                       Evan Graf*
Managing Director                       Eric A. Green*
Managing Director                       Michael R. Hannon*
Managing Director                       Donald J. Hofmann, Jr.*
Managing Director                       W. Brett Ingersoll*
Managing Director                       Alfredo Irigoin*
Managing Director                       Andrew Kahn*
Managing Director                       Jonathan R. Lynch*
Managing Director                       Jonathan Meggs*
Managing Director                       Thomas G. Mendell*
Managing Director                       Stephen P. Murray*
Managing Director                       Joao Neiva de Figueiredo, Ph.D.*
Managing Director                       Timothy Purcell*
Managing Director                       Thomas Quinn*
Managing Director                       Peter Reilly*
Managing Director                       Robert R. Ruggiero, Jr.*
Managing Director                       Susan L. Segal*
Managing Director                       Kelly Shackelford*
Managing Director                       Shahan D. Soghikian*
Managing Director                       Georg Stratenwerth*
Managing Director                       Lindsay Stuart*
Managing Director                       Patrick J. Sullivan*
Managing Director                       Charles R. Walker*
Managing Director                       Timothy J. Walsh*
Managing Director                       Richard D. Waters, Jr.*
Managing Director                       Damion E. Wicker, M.D.*
Managing Director                       Eric R. Wilkinson*
Senior Vice President                   Marcia Bateson*
Vice President and Treasurer            Elisa R. Stein*
 Secretary                              Anthony J. Horan**
Assistant Secretary                     Robert C. Caroll**
Assistant Secretary                     Denise G. Connors**

-------------------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                     Page 7 of 12 pages

                                  SCHEDULE 13G

ISSUER: TheStreet.Com                                      CUSIP NO.: 88368Q103

                                  DIRECTORS(1)

                               Jeffrey C. Walker*















-------------------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


SEC 1745 (3-98)                     Page 8 of 12 pages

                                  SCHEDULE 13G

ISSUER: TheStreet.Com                                      CUSIP NO.: 88368Q103

                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

Chief Executive Officer                    William B. Harris**
President                                  Jeffrey C. Walker*
Executive Vice President                   Mitchell J. Blutt, M.D.*
Executive Vice President                   Arnold L. Chavkin*
Executive Vice President                   John M.B. O'Connor*
Managing Director                          John R. Baron*
Managing Director                          Christopher C. Behrens*
Managing Director                          David S. Britts*
Managing Director                          Rodney A. Ferguson*
Managing Director                          David Gilbert*
Managing Director                          Evan Graf*
Managing Director                          Eric A. Green*
Managing Director                          Michael R. Hannon*
Managing Director                          Donald J. Hofmann, Jr.*
Managing Director                          Alfredo Irigoin*
Managing Director                          W. Brett Ingersoll*
Managing Director                          Andrew Kahn*
Managing Director                          Jonathan R. Lynch*
Managing Director                          Jonathan Meggs*
Managing Director                          Thomas G. Mendell*
Managing Director                          Stephen P. Murray*
Managing Director                          Joao Neiva de Figueiredo, Ph.D.*
Managing Director                          Timothy Purcell*
Managing Director                          Thomas Quinn*
Managing Director                          Peter Reilly*
Managing Director                          Robert R. Ruggiero, Jr.*
Managing Director                          Susan L. Segal*
Managing Director                          Shahan D. Soghikian*
Managing Director                          Georg Stratenwerth*
Managing Director                          Lindsay Stuart*
Managing Director                          Patrick J. Sullivan*
Managing Director                          Kelly Shackelford*
Managing Director                          Charles R. Walker*
Managing Director                          Timothy J. Walsh*
Managing Director                          Richard D. Waters, Jr.*
Managing Director                          Damion E. Wicker, M.D.*
Managing Director                          Eric R. Wilkinson*
Senior Vice President                      Marcia Bateson*
Vice President and Treasurer               Elisa R. Stein*
Secretary                                  Anthony J. Horan**
Assistant Secretary                        Robert C. Carroll**


-------------------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                     Page 9 of 12 pages

                                  SCHEDULE 13G

ISSUER: TheStreet.Com                                      CUSIP NO.: 88368Q103

Assistant Secretary            Denise G. Connors**


                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*

















-------------------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


<SEC 1745 (3-98)                     Page 10 of 12 pages

                                  SCHEDULE 13G

ISSUER: TheStreet.Com                                      CUSIP NO.: 88368Q103

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                             EXECUTIVE OFFICERS(1)

Chairman of the Board                                  Douglas A. Warner, III*
President and Chief Executive Officer                  William B. Harrison Jr.*
Vice Chairman                                          Geoffrey T. Boisi*
Vice Chairman                                          David A. Coulter*
Managing Director                                      Ramon de Oliveira*
Vice Chairman                                          Walter A. Gubert*
Director of Human Resources                            John J. Farrell*
Managing Director                                      Thomas B. Ketchum*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Vice Chairman                                          Donald H. Layton*
Vice Chairman                                          James B. Lee Jr. *
General Counsel                                        William H. McDavid*
Vice Chairman                                          Marc J. Shapiro*
Managing Partner                                       Jeffrey C. Walker**


                                  DIRECTORS(1)

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer              Chairman of the Board
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel              Chairman and Chief Executive Officer
                               Bechtel Group, Inc.
                               P.O. Box 193965
                               San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York  10019
--------------------------------------------------------------------------------

-------------------------------

(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


SEC 1745 (3-98)                     Page 11 of 12 pages

                                  SCHEDULE 13G

ISSUER: TheStreet.Com                                      CUSIP NO.: 88368Q103


                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns              Chairman of the Board and
                                 Chief Executive Officer
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller            Co-Chairman
                               BP Amoco p.l.c.
                               1111 Warrenville Road, Suite 25
                               Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Furter                President
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      President and Chief Executive Officer
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue - Room 29-72
                               New York, New York  10022
--------------------------------------------------------------------------------
 Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford              Chairman, President and Chief Executive Officer
                               American Home Products Corporation
                               5 Giralda Farms
                               Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                 Former Chairman of Board and Chief Executive
                                 Officer of Maytag
                               13338 Lakeshore Drive
                               Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III         Chairman of the Board
                               J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York  10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman           Professor of Business Administration and Public
                                 Policy
                               The University of Michigan
                               School of Public Policy
                               411 Lorch Hall, 611 Tappan Street
                               Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


SEC 1745 (3-98)                     Page 12 of 12 pages